May 9, 2016	News Release 16-11

MARIGOLD MINE EXPLORATION UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an exploration update for first quarter Mineral Resource development activities at its Marigold mine (“Marigold”) in Nevada, U.S.
Highlights:

▪
Resource development drilling in the Mackay North area continues to confirm the continuity of mineralization with higher grades and consistent widths expected to convert Mineral Resources to Mineral Reserves. Select results included:

▪	At Terry Zone North, drillhole MR6188 intersected 0.88 g/t gold over 74.7 meters from 118.9 meters below surface; and

▪	At HideOut, drillhole MR6186 intersected 1.30 g/t gold over 29.0 meters from 94.5 meters below surface.

▪	Valmy project permits are expected in May 2016 and will enable exploration drilling to begin by the end of the second quarter of 2016.

Paul Benson, President and CEO said, “Our exploration team continues to unlock additional value at Marigold. The ultimate goal of our work is mine life extension and driving better margins through these higher-grade discoveries and better understanding of the resource model.”

Mineral Resource Development Drilling at Mackay North

The most recent phase of the Mackay North Mineral Resources development program consisted of 54 drillholes totaling 11,860 meters and was completed during the first quarter of 2016. Drilling as of quarter-end has continued to confirm the continuity of mineralization with higher grades and consistent widths expected to convert Mineral Resources to Mineral Reserves.

The objectives of the Mackay North Mineral Resources development program are to add Mineral Resources within the Terry Zone North (“TZN”), convert these Mineral Resources to Mineral Reserves by year-end, add definition to the HideOut deposit and conduct step-out drilling to add Mineral Resources on trend.

Drill results as shown on the cross-section A-A’ demonstrate the presence and continuity of higher-grade structures with additional drillhole results pending from the continuing program. The best result from the first quarter drilling program was drillhole MR6188 that intersected 0.88 g/t gold over 74.7 meters, including 4.48 g/t over 10.6 meters. This drilling, combined with our program to re-assay historic samples (the “Assay Program”) underway within the TZN area, is expected to convert these Mineral Resources to Mineral Reserves upon the completion of the drilling and Assay Program. The TZN deposit has estimated Indicated Mineral Resources of 220,000 ounces of gold at December 31, 2015.

Resource definition drilling in the HideOut deposit has defined and extended gold mineralization south of the discovery hole (MR6127) drilled in 2015 and north of the current Mackay pit limit. The best result from the first quarter drilling program was drillhole MR6186 that intersected 1.30 g/t gold over 29.0 meters, including 3.30 g/t gold over 9.1 meters. The step out drilling in the Hideout deposit area has extended mineralization northward by an additional 125 meters. This drilling within the HideOut deposit area is expected to increase Mineral Resources upon the completion of the drill program later in 2016. The HideOut deposit has estimated Indicated Mineral Resources of 48,500 ounces of gold at December 31, 2015.

Figure 1 shows the location of the 2016 drillhole collars. Figures 2 and 3 are cross-sections through the TZN and HideOut areas, respectively. Results from this quarter’s drillholes are included in Table 1. A list of drillhole collar coordinates is included in Table 2. The Mackay North area exploration and development program results will be included in an updated Mineral Resources estimate for Marigold in the fourth quarter of 2016 and reported in our annual 2016 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2017.

Valmy Property

Valmy property permits are expected to be received in May 2016, which will enable exploration drilling to begin in the second quarter of 2016. The objective of the 2016 Valmy drill program is to convert Mineral Resources to Mineral Reserves. During the quarter, geologic interpretation from historical data was conducted and target areas have been identified. The Valmy property has estimated Inferred Mineral Resources of 300,000 ounces of gold at December 31, 2015.

Assay Program

During 2015, we undertook the Assay Program with the objective of identifying low-grade ore that was not included in the existing Mineral Reserves. In 2015, we assayed a total of 97,950 samples from within the planned production areas through 2019. We anticipate re-assaying up to 60,000 samples in 2016, which is sufficient to cover the remainder of the current mine plan. The Assay Program has allowed better spatial definition of the lower grade portions of the ore body.

During the first quarter of 2016 we have assayed 25,504 samples. Thus far, results from the Assay Program carried out in 2016 are broadly in line with results achieved in 2015. The Assay Program will be completed by the end of the second quarter 2016 having assayed all samples within the current life of mine plan and those within the TZN area.

Figure 1. Drillhole location plan map for the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

2016 – Drilling
2016 RC Drillholes
Pre-2016 collars
LOM Pit outline
Mineralized Stockpiles
Leach Pads
Backfill
8South Mined Pit
EOY 2015 - 8Sx & TZN Resource Outline
8S Waste Dump
N
500 metres
MR6194
MR6188
TZN
MR6202
A
A'
MR6195
MR6204
MR6203
8D
8Sx
MR6197
HideOut
MR6186
B
B'

Figure 2. Cross-section through the Terry Zone North area showing drill results from the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

Figure 3. Cross-section through the HideOut area showing drill results from the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

B
B'
Current Surface
EOY2015 Reserve Pit
MR6177
MR6178
MR6183
MR6186
MR6190
MR6191
Mineralised Stockpile (2015 Inferred Resource to Current Indicated Resource)
Pre-Mining Surface
EOY 2015 Gold grade model
EOY 2015 Resource Shell
29.0m at 1.3 g/t
Au g/t
<0.06
0.06 - 0.6
0.6 – 1.2
> 1.2
50 metres
W
E

Table 1. Drillhole results from the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area
MR6157	0.0	70.1	70.1	0.08	HideOut
	114.3	141.7	27.4	0.44
MR6161	0.0	76.2	76.2	0.13	HideOut
	117.3	123.4	6.1	0.24
MR6162	0.0	76.2	76.2	0.11	HideOut
	189.0	216.4	27.4	1.00
	225.6	242.3	16.8	0.13
MR6163	0.0	73.2	73.2	0.12	HideOut
	182.9	227.1	44.2	0.11
MR6169	0.0	76.2	76.2	0.12	HideOut
	164.6	190.5	25.9	0.18
MR6171	0.0	73.2	73.2	0.12	HideOut
MR6172	0.0	57.9	57.9	0.09	HideOut
	161.5	227.1	65.5	0.12
MR6173	160.0	185.9	25.9	0.63	TZN
MR6174	0.0	45.7	45.7	0.13	8Sx
	153.9	166.1	12.2	0.17
MR6175	0.0	42.7	42.7	0.10	8Sx
MR6176	0.0	48.8	48.8	0.08	8Sx
	175.3	227.1	51.8	0.36
	242.3	245.4	3.0	0.22
MR6177	0.0	54.9	54.9	0.07	HideOut
	68.6	164.6	96.0	0.17
MR6178	0.0	61.0	61.0	0.10	HideOut
	61.0	128.0	67.1	0.45
	157.0	178.3	21.3	0.21
MR6179	0.0	73.2	73.2	0.13	8Sx Mineralized Stockpile
MR6180	0.0	97.5	97.5	0.09	8Sx Mineralized Stockpile
MR6181	0.0	57.9	57.9	0.08	8Sx Mineralized Stockpile
MR6182	103.6	166.1	62.5	0.45	TZN
MR6183	0.0	42.7	42.7	0.08	HideOut
	76.2	97.5	21.3	0.38
	123.4	128.0	4.6	0.11
MR6184B	105.2	146.3	41.1	0.48	TZN
	161.5	164.6	3.0	0.14
	172.2	199.6	27.4	0.68
MR6186	0.0	57.9	57.9	0.13	HideOut
	94.5	123.4	29.0	1.30
Including	105.2	114.3	9.1	3.30
MR6187	0.0	134.1	134.1	0.09	8Sx Mineralized Stockpile
MR6188	118.9	193.6	74.7	0.88	TZN

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area
Including	181.4	192.0	10.6	4.48
MR6189	265.2	277.4	12.2	0.42	TZN
MR6190	0.0	67.1	67.1	0.12	HideOut
	85.3	91.4	6.1	0.16
	131.1	138.7	7.6	0.16
MR6191	0.0	64.0	64.0	0.17	HideOut
	79.2	99.1	19.8	0.67
MR6192	0.0	67.1	67.1	0.09	HideOut
	178.3	245.4	67.1	0.21
MR6193	0.0	76.2	76.2	0.13	HideOut
	192.0	228.6	36.6	0.25
MR6194	131.1	137.2	6.1	0.14	TZN
	157.0	173.7	16.8	0.47
	182.9	204.2	21.3	2.71
MR6195	99.1	118.9	19.8	0.18	TZN
	150.9	187.5	36.6	1.16
	208.8	227.1	18.3	0.31
MR6196	89.9	137.2	47.2	0.17	TZN
	172.2	187.5	15.2	0.31
MR6197	0.0	76.2	76.2	0.08	HideOut
	195.1	240.8	45.7	0.90
MR6198	0.0	77.7	77.7	0.10	HideOut
	196.6	228.6	32.0	0.54
MR6199	0.0	77.7	77.7	0.09	HideOut
	198.1	230.1	32.0	0.76
MR6200	105.2	121.9	16.8	0.19	TZN
	155.4	182.9	27.4	0.76
	182.9	204.2	21.3	0.15
MR6201	51.8	57.9	6.1	0.14	TZN
	111.3	143.3	32.0	0.12
	155.4	170.7	15.2	0.42
MR6202	117.3	120.4	3.0	0.11	TZN
	143.3	153.9	10.7	0.20
	178.3	205.7	27.4	2.01
MR6203	41.1	51.8	10.7	0.14	TZN
	120.4	131.1	10.7	0.22
	140.2	158.5	18.3	0.15
	185.9	204.2	18.3	3.77
MR6204	30.5	33.5	3.0	0.10	TZN
	111.3	117.3	6.1	0.15
	126.5	190.5	64.0	0.72
MR6205	0.0	76.2	76.2	0.05	HideOut
	199.6	204.2	4.6	0.15
MR6206	0.0	73.2	73.2	0.12	HideOut

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area
	169.2	173.7	4.6	0.36
	309.4	312.4	3.0	0.17
MR6207	0.0	91.4	91.4	0.13	HideOut
MR6208	0.0	109.7	109.7	0.06	8Sx Mineralized Stockpile
MR6209	0.0	48.8	48.8	0.08	8Sx Mineralized Stockpile
MR6210	0.0	64.0	64.0	0.14	8Sx Mineralized Stockpile
MR6211	0.0	109.7	109.7	0.09	8Sx Mineralized Stockpile
MRA6212	25.9	32.0	6.1	0.22	8Sx
	114.3	115.8	1.5	0.23
MRA6213	85.3	96.0	10.7	0.15	8Sx
MR6214	0.0	109.7	109.7	0.09	8Sx Mineralized Stockpile
MR6215	0.0	140.2	140.2	0.09	8Sx Mineralized Stockpile
MR6216	0.0	140.2	140.2	0.10	8Sx Mineralized Stockpile
MR6218	0.0	140.2	140.2	0.10	8Sx Mineralized Stockpile
MR6219	0.0	140.2	140.2	0.10	8Sx Mineralized Stockpile
MR6221	0.0	94.5	94.5	0.09	HideOut
MR6224	0.0	99.1	99.1	0.08	HideOut

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization.

Table 2. Drillhole collars (Marigold mine, Nevada, U.S.)

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)	Area
MR6157	4508845	485869	1592	323	-89	276	HideOut
MR6161	4508846	485898	1592	37	-89	288	HideOut
MR6162	4509030	485815	1605	120	-89	276	HideOut
MR6163	4509007	485808	1604	237	-89	277	HideOut
MR6169	4508959	485830	1605	36	-90	245	HideOut
MR6171	4509171	485876	1591	47	-89	262	HideOut
MR6172	4509130	485872	1591	112	-88	276	HideOut
MR6173	4510445	485544	1493	165	-89	221	TZN
MR6174	4509342	485641	1565	268	-89	245	8Sx
MR6175	4509440	485711	1564	7	-89	276	8Sx
MR6176	4509543	485776	1560	183	-88	291	8Sx
MR6177	4508784	485760	1571	315	-89	245	HideOut
MR6178	4508789	485790	1574	232	-89	245	HideOut
MR6179	4509602	485872	1561	0	-90	73	8Sx Mineralized Stockpile
MR6180	4510086	486144	1501	272	-89	107	8Sx Mineralized Stockpile
MR6181	4510088	486097	1502	90	-90	61	8Sx Mineralized Stockpile
MR6182	4510408	485390	1496	242	-89	215	TZN
MR6183	4508795	485820	1577	275	-89	245	HideOut
MR6184B	4510431	485360	1496	360	-89	218	TZN
MR6186	4508799	485851	1581	25	-90	245	HideOut
MR6187	4509822	486269	1499	324	-90	155	8Sx Mineralized Stockpile
MR6188	4510409	485328	1496	181	-89	215	TZN
MR6189	4510441	485047	1501	78	-90	308	TZN
MR6190	4508804	485881	1583	337	-90	245	HideOut
MR6191	4508808	485911	1587	334	-89	245	HideOut
MR6192	4508918	485794	1605	11	-89	276	HideOut
MR6193	4508897	485777	1605	257	-90	276	HideOut
MR6194	4510495	485241	1496	119	-89	245	TZN
MR6195	4510314	485221	1501	179	-88	251	TZN
MR6196	4510558	485361	1493	51	-89	215	TZN
MR6197	4509124	485812	1593	20	-90	258	HideOut
MR6198	4509132	485845	1592	353	-90	337	HideOut
MR6199	4509107	485838	1592	240	-90	306	HideOut
MR6200	4510375	485359	1497	312	-89	221	TZN
MR6201	4510347	485384	1498	297	-89	215	TZN

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)	Area
MR6202	4510345	485328	1498	252	-89	213	TZN
MR6203	4510283	485326	1499	340	-90	229	TZN
MR6204	4510315	485352	1499	17	-90	229	TZN
MR6205	4509055	485866	1591	243	-90	320	HideOut
MR6206	4509081	485863	1591	172	-89	337	HideOut
MR6207	4509284	485820	1611	77	-89	343	HideOut
MR6208	4509771	486369	1495	90	-90	110	8Sx Mineralized Stockpile
MR6209	4509979	486089	1501	90	-90	49	8Sx Mineralized Stockpile
MR6210	4509896	486153	1500	90	-90	64	8Sx Mineralized Stockpile
MR6211	4509972	486172	1499	90	-90	110	8Sx Mineralized Stockpile
MRA6212	4509680	486334	1499	208	-64	200	8Sx
MRA6213	4509679	486336	1499	149	-64	200	8Sx
MR6214	4509771	486271	1501	90	-90	110	8Sx Mineralized Stockpile
MR6215	4509864	486244	1499	90	-90	140	8Sx Mineralized Stockpile
MR6216	4509895	486234	1499	90	-90	140	8Sx Mineralized Stockpile
MR6218	4510007	486181	1499	0	-90	140	8Sx Mineralized Stockpile
MR6219	4510034	486181	1499	0	-90	140	8Sx Mineralized Stockpile
MR6221	4509206	485820	1610	0	-90	227	HideOut
MR6224	4509287	485872	1609	0	-90	203	HideOut

Notes: This table reports all the drillholes completed during the first quarter of 2016. The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in the second quarter of 2016.

Sampling and Analytical Procedures

All drill samples in respect of the program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from Silver Standard. Fire assay was completed on a 30 gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t were fire assayed on a 30 gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

Qualified Persons
The scientific and technical data contained in this news release has been reviewed and approved by James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver and Mr. Rathnam are employed at Marigold as our Chief Geologist and Senior Resource Geologist, respectively.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude Resources Inc.; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.